United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           IWERKS ENTERTAINMENT, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.001 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    465916203
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 ROBERT D. RYAN
                                   SIMEX INC.
        VICE PRESIDENT, CORPORATE DEVELOPMENT AND CHIEF FINANCIAL OFFICER
                         511 KING STREET WEST, SUITE 130
                            TORONTO, ONTARIO M5V 1K4
                                 (416) 597-1585
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                    COPY TO:
                            RICHARD WILLOUGHBY, ESQ.
                                      TORYS
                                 237 PARK AVENUE
                          NEW YORK, NEW YORK 10017-3142
                            TELEPHONE: (212) 880-6000


                                DECEMBER 7, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.465916203                     13D                   Page 2 of 7 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SIMEX INC.      TAX ID NUMBER:  NOT APPLICABLE
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

_______________________________________________________________________________
4    SOURCE OF FUNDS*

        WC AND 00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        ONTARIO, CANADA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             186,111 (1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        1,141,608 (2)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             186,111 (1)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,327,719 (3)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        34.6% (4)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) 111,111 Shares (as defined below) issuable upon conversion of the Note (as defined below) and 75,000 Shares issuable upon conversion of the First 50% Interest (as defined below) in the Debenture (as defined below) (however, not including the 75,000 Shares issuable upon conversion of the Second 50% Interest (as defined below) in the Debenture to be purchased by SimEx on the effective date of the Merger (as defined below)).

(2) Includes 206,468 Shares issuable pursuant to outstanding employee stock options exerciseable within 60 days of November 30, 2001 beneficially owned by the Selling Stockholders (as defined below) and 234,661 Shares beneficially owned by the Selling Stockholders, in both cases subject to the Voting Agreements (as defined below) and 700,479 Shares beneficially owned by Kumars (as defined below) and subject to the Kumars Voting Agreement (as defined below).

(3) Includes 206,468 Shares issuable pursuant to outstanding employee stock options exerciseable within 60 days of November 30, 2001 beneficially owned by the Selling Stockholders and 234,661 Shares beneficially owned by the Selling Stockholders, in both cases subject to the Voting Agreements, 700,479 Shares beneficially owned by Kumars and subject to the Kumars Voting Agreement, 111,111 Shares issuable upon conversion of the Note and 75,000 Shares issuable upon conversion of the First 50% Interest in the Debenture.

(4) Based on 3,449,303 Shares outstanding as of November 30, 2001 and 111,111 Shares issuable upon conversion of the Note, 75,000 Shares issuable upon conversion of the First 50% Interest in the Debenture and 206,468 Shares issuable pursuant to outstanding employee stock options exercisable within 60 days of November 30, 2001 beneficially owned by the Selling Stockholders which are subject to the Voting Agreements.

                                Page 2 of 7 Pages

CUSIP No. 465916203                                          Page 3 of 7 Pages
________________________________________________________________________________


     This Amendment No. 1 (the "Amendment") amends the statement on Schedule 13D dated October 10, 2001 (the "Schedule 13D") filed by SimEx Inc., a corporation incorporated under the laws of the Province of Ontario, Canada ("SimEx"). This Amendment is filed to update the number of shares of common stock, $0.001 par value ("Shares"), of Iwerks Entertainment, Inc., a Delaware corporation (the "Issuer"), with respect to which SimEx has voting and dispositive power over, as well as the percentage of issued and outstanding Shares represented by those Shares.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

     On August 31, 2001, SimEx and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which SimEx will acquire all of the outstanding Shares of the Issuer for a total cash consideration of US$2.25 million. Based on cash on hand and existing financing commitments, which include investments in SimEx from existing shareholders, including venture capital groups and private investors, and bank financing, SimEx has all the funds necessary to consummate the transactions contemplated by the Merger Agreement. At the effective time of the merger of SimEx Acquisition Co., a Delaware corporation and wholly owned subsidiary of SimEx ("Acquisition Co."), with and into the Issuer pursuant to the Merger Agreement (the "Merger"), each Share outstanding immediately prior to the effective time of the Merger (other than Shares held in treasury which are to be cancelled at the effective time of the Merger or Shares held by stockholders who perfect their appraisal rights under Delaware General Corporation Law) will be cancelled and automatically converted into the right to receive a ratable portion of the US$2.25 million equal to the quotient obtained by dividing (i) US$2.25 million by (ii) the number of Shares outstanding immediately prior to the effective time of the Merger. At November 30, 2001, the Issuer had 3,449,303 Shares issued and outstanding (not including Shares held in treasury), 105,000 Shares underlying "in-the-money" options or warrants and, as at October 31, 2001, 977,154 Shares underlying "at or out-of-the-money" options or warrants. Assuming the exercise or conversion of all "in-the-money" securities (other than the Note) prior to the effective time of the Merger, the per share consideration to be offered to the Issuer's stockholders will be approximately US$0.63.

     The Merger is subject to stockholder approval and other customary closing conditions. If the Merger is consummated, the Issuer will become a wholly owned subsidiary of SimEx.

     In connection with the Merger Agreement, each member of the board of directors and the chief financial officer of the Issuer, namely Donald W. Iwerks, Gary J. Matus, Peter Hanelt, Jeffrey M. Dahl and Bruce Beda (collectively, the "Selling Stockholders"), entered into Voting Agreements dated August 31, 2001 with SimEx (each a "Voting Agreement" and collectively, the "Voting Agreements"). On December 7, 2001, SimEx entered into a substantially similar voting agreement (the "Kumars Voting Agreement") with S. Kumars (Investments) Limited, an S. Kumars group company, incorporated under the Companies Act 1985 of the United Kingdom ("Kumars"). Pursuant to the Voting Agreements and the Kumars Voting Agreement, among other matters, the Selling Stockholders and Kumars, respectively, (i) agreed to vote the Shares subject to those voting agreements in favor of the approval and


                               Page 3 of 7 Pages

CUSIP No. 465916203                                          Page 4 of 7 Pages
________________________________________________________________________________


adoption of the Merger Agreement and the transactions contemplated thereby and in favor of any matter that could reasonably be expected to facilitate the transactions contemplated by the Merger Agreement, and (ii) granted certain officers of SimEx an irrevocable proxy to vote the Shares subject to those voting agreements to approve and adopt the Merger Agreement and any other actions contemplated thereby and in favor of each of the other actions in furtherance thereof.

     On December 7, 2001, Kumars also entered into an option agreement (the "Option Agreement") with SimEx pursuant to which Kumars granted SimEx an option to purchase the Shares which are subject to the Kumars Voting Agreement for US$0.63 per share.

     On August 21, 2001, the Issuer issued a promissory note (the "Note") in favor of SimEx in the principal sum of US$200,000. On November 6, 2001, the Issuer repaid US $130,000 of the Note pursuant to a letter agreement between the Issuer and SimEx dated November 2, 2001. The Note is convertible at the option of SimEx, in whole or in part, at any time prior to the maturity date thereunder, into Shares of the Issuer, at a conversion price of US$0.63, subject to adjustment as provided in the Note. Assuming SimEx were to convert the outstanding balance of the Note in the amount of US$70,000 into Shares of the Issuer at the conversion price of US$0.63, SimEx would be entitled to 111,111 Shares.

     On October 19, 2000, the Issuer issued an 8% convertible subordinated debenture (the "Debenture") due October 19, 2005 for the principal amount of US$300,000 to S. Kumars International Inc., an S. Kumars group company incorporated under the Companies Act No. 57 of 1984, as amended by the Mauritius Offshore Business Activities Act No. 18 on 1992 ("International"). On December 13, 2001, SimEx and Kumars, acting on behalf of International entered into an Assignment of Interest in Debenture Agreement (the "Assignment") pursuant to which Kumars, acting on behalf of International, agreed to sell and SimEx agreed to purchase for US$150,000, a 50% interest in the Debenture (the "First 50% Interest") as of December 13, 2001 and for another US$150,000, the remaining 50% interest in the Debenture (the "Second 50% Interest") on the effective date of the Merger. The Debenture is convertible at the option of the holder at a conversion price of US$2.00. Assuming SimEx were to convert the First 50% Interest in the amount of US$150,000 into Shares of the Issuer at the conversion price of US$2.00, SimEx would be entitled to 75,000 Shares.

     References to, and descriptions of, the Merger, the Merger Agreement, the Voting Agreements and the Note as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement, the Voting Agreement and the Note, respectively, included as Exhibits 1, 2 and 3 to the
Schedule 13D, and incorporated in this Item 3 in their entirety where such references and descriptions appear. References to, and descriptions of, the Kumars Voting Agreement, the Option Agreement and the Assignment as set forth above in this Item 3 are qualified in their entirety by reference to the Kumars Voting Agreement, the Option Agreement and the Assignment included as Exhibits 5, 6 and 7, respectively, to this Amendment and incorporated in this Item 3 in its entirety where such references and descriptions appear.


                               Page 4 of 7 Pages

CUSIP No. 465916203                                          Page 5 of 7 Pages
________________________________________________________________________________


Item 5. Interest in Securities of the Issuer

     Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a)-(b) As of the date hereof, SimEx beneficially owns and has the sole power to vote and to direct the vote of, and the sole dispositive power with respect to, 186,111 Shares and SimEx beneficially owns and has shared voting power of 1,141,608 Shares (which is comprised of 206,468 Shares issuable to the Selling Stockholders upon exercise of employee stock options exercisable within 60 days of November 30, 2001 and 234,661 Shares beneficially owned by the Selling Shareholders, in both cases subject to the Voting Agreements and 700,479 Shares beneficially owned by Kumars and subject to the Kumars Voting Agreement), representing in the aggregate of 34.6% of the Shares of the Issuer outstanding and underlying those employee stock options. The calculation of the foregoing percentage is based on the number of Shares disclosed to SimEx by the Issuer as outstanding as of November 30, 2001 and Shares issuable pursuant to outstanding employee stock options exercisable within 60 days of November 30, 2001 beneficially owned by the Selling Stockholders which are a subject to the Voting Agreements, 111,111 Shares issuable upon conversion of the Note and 75,000 Shares issuable upon conversion of the First 50% Interest in the Debenture. Except as set forth herein, to the knowledge of SimEx, no director or executive officer of SimEx beneficially owns any other Shares of the Issuer.

     (c) There have been no transactions by SimEx in securities of the Issuer during the past 60 days, other than the Kumars Voting Agreement, the Option Agreement and the Assignment. To the knowledge of SimEx, there have been no transactions by any director or executive officer of SimEx in securities of the Issuer during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

     Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows:

     Other than the Merger Agreement, the Voting Agreements, the Note, the Kumars Voting Agreement, the Option Agreement and the Assignment, to the knowledge of SimEx, there are no contracts, arrangements, understandings or relationships among SimEx and between it and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:


                               Page 5 of 7 Pages

CUSIP No. 465916203                                          Page 6 of 7 Pages
________________________________________________________________________________


1. Agreement and Plan of Merger, dated as of August 31, 2001, among SimEx, Acquisition Co. and the Issuer (incorporated herein by reference to Annex A to the Issuer's Definitive Proxy Statement on Schedule 14A previously filed on November 16, 2001).

2. Form of Voting Agreement, dated as of August 31, 2001, among SimEx and each of the Selling Stockholders (incorporated herein by reference to Annex B to the Issuer's Definitive Proxy Statement on Schedule 14A previously filed on November 16, 2001).

3. Promissory Note, dated as of August 21, 2001, made by the Issuer in favor of SimEx (previously filed with the Schedule 13D on October 10, 2001).

4. Joint Press Release of SimEx and the Issuer issued September 4, 2001 (incorporated herein by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K previously filed on September 10, 2001).

5.   Voting Agreement, dated as of December 7, 2001, between SimEx and Kumars.

6.   Option Agreement, dated as of December 7, 2001, between SimEx and Kumars.

7. Assignment of Interest in Debenture, dated as of December 13, 2001, between SimEx and Kumars.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 13, 2001


                                   SIMEX INC.


                                   By: /S/ROBERT D. RYAN
                                       ---------------------------------------
                                   Name:  Robert D. Ryan
                                   Title: Vice President, Corporate Development
                                          and Chief Financial Officer


                               Page 6 of 7 Pages

CUSIP No. 465916203                                          Page 7 of 7 Pages
________________________________________________________________________________


                                  EXHIBIT INDEX

1. Agreement and Plan of Merger, dated as of August 31, 2001, among SimEx, Acquisition Co. and the Issuer (incorporated herein by reference to Annex A to the Issuer's Definitive Proxy Statement on Schedule 14A previously filed on November 16, 2001).

2. Form of Voting Agreement, dated as of August 31, 2001, among SimEx and each of the Selling Stockholders (incorporated herein by reference to Annex B to the Issuer's Definitive Proxy Statement on Schedule 14A previously filed on November 16, 2001).

3. Promissory Note, dated as of August 21, 2001, made by the Issuer in favor of SimEx (previously filed with the Schedule 13D on October 10, 2001).

4. Joint Press Release of SimEx and the Issuer issued September 4, 2001 (incorporated herein by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K previously filed on September 10, 2001)

5.   Voting Agreement, dated as of December 7, 2001, between SimEx and Kumars.

6.   Option Agreement, dated as of December 7, 2001, between SimEx and Kumars.

7. Assignment of Interest in Debenture, dated as of December 13, 2001, between SimEx and Kumars.


                               Page 7 of 7 Pages

                                   EXHIBIT 5



                                VOTING AGREEMENT

     This Voting Agreement (this "AGREEMENT") is made and entered into as of December 7, 2001, by and among SimEx Inc., an Ontario corporation ("SIMEX") and
S. Kumars (Investments) Limited, an S. Kumars group company incorporated under the Companies Act 1985 of the UK ("Kumars").

                                    RECITALS

     WHEREAS, the Company issued a 8% Convertible Subordinated Debenture due October 19, 2005 for the principal sum U.S.$300,000 (the "DEBENTURE") to Kumars; and

     WHEREAS, SimEx, SimEx Acquisition Co., a Delaware corporation and Iwerks Entertainment, Inc., a Delaware corporation (the "COMPANY") have entered into an Agreement and Plan of Merger dated August 31, 2001 (the "MERGER AGREEMENT"), which provides for the acquisition by SimEx of the Company, subject to certain conditions, through a reverse triangular merger whereby holders of the outstanding shares of common stock of the Company (and securities convertible into such shares) will be entitled to receive their pro rata portion of the purchase price (the "TRANSACTION"); and

     WHEREAS, Kumars is the beneficial holder of the Shares (as defined below) indicated on the signature page of this Agreement; and

     WHEREAS, SimEx and Kumars wish to provide for the voting of the Shares beneficially held by Kumars with respect to the approval of the Merger Agreement and the transactions contemplated thereby; and

     WHEREAS, Kumars wishes to grant SimEx an option to purchase its Shares at the same price per share as contemplated by the Merger Agreement to be effective on the Expiration Date (as defined below) on terms mutually agreed upon and as set forth in an option agreement (the "Option Agreement").

     NOW, THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto), and intending to be legally bound hereby, the parties hereto agree as follows:

1.   CERTAIN DEFINITIONS. For purposes of this AGREEMENT:

     1.1. "EXPIRATION DATE" shall mean the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and
          (ii) the effective time of the Transaction.

     1.2. "PERSON" shall mean any individual, corporation, limited liability company, partnership, trust or other entity or governmental authority.

     1.3. "SHARES" shall mean: (i) all equity securities of the Company (including all shares of common stock or preferred stock, and all options, warrants, convertible securities (including the Debenture) and other rights to acquire shares of common stock or preferred stock) beneficially owned by Kumars as of the date of this Agreement; and
          (ii) all additional equity securities of the Company (including all additional shares of common stock or preferred stock, and all additional options, warrants, convertible securities and other rights to acquire shares of common stock or preferred stock) which Kumars acquires beneficial ownership of during the period from the date of this Agreement through the Expiration Date.

     1.4. A Person shall be deemed to have effected a "TRANSFER" of a security if such person directly or indirectly: (i) sells, assigns, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, assignment of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

2.   TRANSFER AND VOTING OF SHARES.

     2.1. TRANSFEREE OF SHARES TO BE BOUND BY THIS AGREEMENT. Other than pursuant to the Option Agreement, Kumars agrees that, during the period from the date of this Agreement through the Expiration Date, Kumars shall not direct, cause or permit any Transfer of any of the Shares to be effected unless the proposed transferee agrees to be bound to the terms hereof and executes a voting agreement to that effect.

     2.2. TRANSFER OF VOTING RIGHTS. Kumars agrees that, during the period from the date of this Agreement through the Expiration Date, Kumars shall not deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of Kumars under this Agreement with respect to any of the Shares.

     2.3. CONVERSION OF SHARES. Kumars agrees that, during the period from the date of this Agreement through the Expiration Date, Kumars shall not direct, cause or permit any conversion or exchange of any of the Shares (including the Debenture) to be effected.

3. AGREEMENT TO VOTE SHARES. Kumars agrees that, during the period from the date of this Agreement through the Expiration Date, at every meeting of the shareholders of the Company called, and at every adjournment thereof, and on every action or approval by written consent of the shareholders of the Company, all the Shares beneficially owned by Kumars on the date hereof, and all additional Shares that Kumars acquires after the date hereof, shall be voted in favor of the approval of the Merger Agreement and the transactions contemplated thereby and in favor of any matter that could reasonably be expected to facilitate the Transaction (to the extent that such Shares have a right to vote thereon).

4. IRREVOCABLE PROXY. Concurrently with the execution of this Agreement, Kumars shall deliver to SimEx an originally executed proxy in the form attached hereto as Schedule A (the "Proxy"), which shall be coupled with an interest and shall therefore be irrevocable to the fullest extent permissible by law, with respect to the Shares referred to therein. Kumars agrees that to the extent Kumars acquires Shares after the date hereof and prior to the Expiration Date, Kumars shall deliver to SimEx an originally executed Proxy with respect to such Shares.

5. LEGENDING OF SHARES. Kumars agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to the Proxy. Concurrently with the execution of this Agreement, Kumars shall deliver the certificate(s) evidencing the Shares to the Company such that it can cause the certificate(s) to be so legended and then delivered to SimEx to be held pursuant to the terms of the Option Agreement. Kumars further agrees that to the extent Kumars acquires Shares after the date hereof, Kumars authorizes the Company to apply the legend required by this Section to any certificate(s) representing such Shares and then to deliver such certificate(s) to SimEx to be held pursuant to the terms of the Option Agreement.

6. REPRESENTATIONS AND WARRANTIES OF KUMARS. Kumars represents and warrants to SimEx that: (i) Kumars is the beneficial owner of the shares of common stock and preferred stock and the options, warrants, convertible securities and other rights to acquire shares of common stock and preferred stock indicated on the signature page of this Agreement, free and clear of any liens, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances; (ii) Kumars does not beneficially own any securities of the Company other than the securities indicated on the signature page of this Agreement; (iii) Kumars is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation has the full power and authority to execute and deliver this Agreement and the Proxy, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby; and (iv) this Agreement and the Proxy have been duly and validly executed and delivered by Kumars and assuming due authorization, execution and delivery by the other parties hereto constitute legal, valid and binding obligations of Kumars enforceable against Kumars in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to the enforcement of creditors' rights generally and by general principals of equity.

7. ADDITIONAL DOCUMENTS. Kumars hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of SimEx, to carry out the intent of this Agreement.

8. CONSENT AND WAIVER. Kumars hereby gives any consents or waivers that are reasonably required for the consummation of the Transaction under the terms of any agreements to which Kumars is a party or pursuant to any rights Kumars may have.

9. TERMINATION. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. -

10.  MISCELLANEOUS.

     10.1. INVALIDITY OF PROVISIONS. Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part hereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable law, the parties hereto waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect. The parties shall endeavor in good faith negotiations to replace any provision that is declared invalid or unenforceable with a valid and enforceable provision, the effect of which comes as close as possible to that of the invalid or unenforceable provision that it replaces.

     10.2. BINDING EFFECT AND ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other.

     10.3. AMENDMENTS AND MODIFICATION. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     10.4. SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF. The parties hereto acknowledge that SimEx will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Kumars set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to SimEx upon any such violation, SimEx shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to SimEx at law or in equity.

     10.5. NOTICES. All notices, requests and other communications hereunder shall be in writing and shall be deemed to have been duly given only if delivered personally against written receipt, or telecopied with answer back confirmation, or mailed (postage prepaid by registered mail, return receipt requested), or sent by overnight courier, to the parties at the following addresses or facsimile numbers:

                      If to SimEx:

                      511 King Street West, Suite 130
                      Toronto, Ontario  M5V 1K4
                      Facsimile:  (416) 597-0350
                      Attention:  President

                      with a copy to:

                      Torys
                      237 Park Avenue
                      New York, New York  10017
                      Facsimile: (212) 682-0200
                      Attention: Richard G. Willoughby, Esq.

                      If to Kumars:

                      S. Kumars (Investments) Limited
                      Centre Secretaries (C.I.) Limited,
                      P.O. Box 301, 40 Esplanade,
                      St. Helier, Jersey JE4 8UG C.i. Islands,
                      Facsimile:  44-124-357-4615
                      Attention: Richard Wardle, Director/Michelle Cramsie

          All such notices, requests and other communications shall (i) if delivered personally, telecopied or couriered, be deemed given upon delivery and (ii) if mailed, be deemed given seven days after mailing (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

     10.6. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

     10.7. CONSENT TO JURISDICTION. Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of (i) any Delaware State court and (ii) any Federal court of the United States of America sitting in the State of Delaware, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and each agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its affiliates except in such courts). Each of the parties hereto further agrees that, to the fullest extent permitted by applicable law, service of any process, summons, notice or document by registered mail to such persons respective address set forth above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. Each of the parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) any Delaware State court or (ii) any Federal court of the United States of America sitting in the State of Delaware, or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

     10.8. ENTIRE AGREEMENT. This Agreement and the Proxy contain the entire understanding of the parties hereto in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

     10.9. INTERPRETATION.

          10.9.1.The headings used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

          10.9.2.Unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders.

          10.9.3."including" means "including, without limitation,"

          10.9.4.COUNTERPARTS. This Agreement may be executed by facsimile signature and in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the day and year first above written.


                                      SIMEX INC.

                                      By:  /S/ MICHAEL NEEDHAM
                                         -----------------------------------
                                      Name:  Michael Needham
                                      Title: President

                                      S. KUMARS (INVESTMENTS) LIMITED

                                      By:  /S/
                                         -----------------------------------
                                      Name:  CENTRE SECRETARIES
                                      Title: (C.I.) LIMITED SECRETARY

                                      Shares beneficially owned:
                                      o  700,479 shares of common stock,
                                         including the right attached
                                         to each such share entitling the holder
                                         to purchase 1/100th of a share of
                                         Series A preferred stock
                                         (the "RIGHTS").
                                      o  NIL shares of preferred stock.
                                      o  NIL shares of common stock issuable
                                         upon exercise of outstanding options,
                                         warrants, convertible securities or
                                         other rights.
                                      o  NIL shares of preferred stock issuable
                                         upon exercise of outstanding options,
                                         warrants, convertible securities
                                         or other rights (excluding the Rights).

                                   SCHEDULE A

                                IRREVOCABLE PROXY

     The undersigned shareholder of Iwerks Entertainment, Inc., a Delaware corporation (the "COMPANY"), hereby irrevocably (to the fullest extent permitted by law) appoints MICHAEL NEEDHAM and/or ROBERT RYAN of SimEx Inc., an Ontario corporation ("SIMEX"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting rights (to the full extent that the undersigned is entitled to do so) with respect to all of the outstanding shares of capital stock of the Company that are owned of record by the undersigned as of the date of this Proxy (collectively, the "Shares") in accordance with the terms of this Proxy. The Shares owned of record by the undersigned shareholder as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the voting rights granted by this Proxy until after the Expiration Date (as defined below).

     This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest in the Company and is granted pursuant to that certain Voting Agreement of even date herewith by and between SimEx and the undersigned shareholder and in connection with the Agreement and Plan of Merger between SimEx, SimEx Acquisition Co., a Delaware corporation, and the Company dated August 31, 2001 (the "MERGER AGREEMENT") which provides for the acquisition by SimEx of the Company, subject to certain conditions, through a reverse triangular merger whereby holders of the outstanding shares of common stock of the Company (and securities convertible into such shares) will be entitled to receive their pro rata portion of the purchase price (the "TRANSACTION"). As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the effective time of the Transaction.

     The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of shareholders of the Company and in every written consent in lieu of such meeting in favor of approval of the principal terms of the Transaction, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance hereof and thereof.

     The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned shareholder may vote the Shares on all other matters.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

     This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: December 4, 2001


                                      S. KUMARS (INVESTMENTS) LIMITED


                                      By:   /S/
                                         -----------------------------------
                                      Name:  CENTRE SECRETARIES
                                      Title: (C.I.) LIMITED SECRETARY

                                      Shares beneficially owned:
                                      o  700,479 shares of common stock,
                                         including the right attached
                                         to each such share entitling the holder
                                         to purchase 1/100th of a share of
                                         Series A preferred stock (the
                                         "RIGHTS").
                                      o  NIL shares of preferred stock.
                                      o  NIL shares of common stock issuable
                                         upon exercise of outstanding options,
                                         warrants, convertible securities or
                                         other rights.
                                      o  NIL shares of preferred stock issuable
                                         upon exercise of outstanding options,
                                         warrants, convertible securities
                                         or other rights (excluding the Rights).

                                   EXHIBIT 6



                                OPTION AGREEMENT


     This Agreement is entered into as of this 7th day of December, 2001, by and among SimEx Inc., an Ontario corporation ("SimEx") and S. Kumars (Investments) Limited, an S. Kumars group company, incorporated under the Companies Act 1985 of United Kingdom ("Kumars").

RECITALS:

     A. Kumars is the owner and holder of 700,479 shares of the issued and outstanding common stock of Iwerks Entertainment, Inc. ("Iwerks") including the right attached to each such share entitling the holder to purchase 1/100th of a share of Series A preferred stock (collectively, the "Shares");

     B. Kumars desires to grant to SimEx an option (the "Option") to purchase the Shares, pursuant to the terms and conditions set forth in this Agreement;

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.   DEFINITIONS.

     (a)  In this Agreement:

     "BUSINESS DAY" shall mean the time period between 9:00 a.m. Eastern Time and 5:00 p.m. Eastern Time on any day other than any Saturday, Sunday, or other day on which commercial banks in New York, New York are required or are authorized by law to close.

     "EXERCISE PERIOD" shall mean the period beginning on the date of this Agreement and ending at 5:00 P.M., Eastern Time, on the 31st of March, 2002.

     "OPTION SHARES" means the Shares and any additional shares of common stock of Iwerks now owned by Kumars or issued to or otherwise acquired by Kumars at any time before the end of the Exercise Period.

     (b)  The following terms are defined in the Sections noted:

          Exercise Notice - Section 4(b)
          Exercise Price - Section 3
          Option - recitals
          Shares - recitals

2.   GRANT OF OPTION. Kumars grants to SimEx, and SimEx accepts from
Kumars, the irrevocable Option to purchase from Kumars good and valid title to the Option Shares on the terms and conditions set forth in this Agreement.

3. EXERCISE PRICE. Subject to the provisions of this Agreement, the Option Shares may be purchased by SimEx at an exercise price per share equal to $0.63 (the "Exercise Price") as such price may be adjusted pursuant to Section 6.

4.   TERM OF OPTION/MECHANICS OF EXERCISE.

     (a) The Option shall be exercisable, in whole or in part, on any Business Day, at any time and from time to time during the Exercise Period.

     (b) Unless sooner terminated, the Option shall be exercisable with respect to all or any of the Option Shares by written notice (the "Exercise Notice") to be given by SimEx to Kumars at any time commencing upon the date of this Agreement. The Exercise Notice shall specify the number of Option Shares in respect of which SimEx is exercising the Option and shall be accompanied with payment in full of the Exercise Price for such Option Shares. Such payment shall be made by certified or bank check drawn on a bank which is a member of the Federal Reserve and payable to the order of Kumars. If less than all the Option Shares are purchased by SimEx at any time, then this Agreement shall continue and remain in force as to the balance of the Option Shares.

     (c ) Notwithstanding the actual date of issue thereof, the share certificate or certificates representing Option Shares purchased on exercise of the Option at any time shall be deemed to have been issued, and SimEx shall be deemed for all purposes to have become the holder of record of the number of Option Shares specified in the Exercise Notice relating to such exercise of the Option, as of the date of receipt by Kumars of the Exercise Notice and the payment of the Exercise Price in respect thereof.

5.   REPRESENTATIONS AND WARRANTIES.

     (a) Each party represents and warrants to the other party as follows, as at the date of this Agreement and at all times prior to the end of the Exercise Period, and each such party acknowledges that the other party is relying on such representations and warranties in connection with entering into this Agreement:

     (i) it is a corporation duly and validly incorporated under the laws of the jurisdiction of its incorporation;

     (ii) it has the power and capacity to execute and deliver, and to observe and perform its covenants and obligations under, this Agreement and to consummate the transactions contemplated by this Agreement;

     (iii) it has taken all corporate action necessary to duly and validly authorize the execution and delivery of, and the observance and performance of its covenants and obligations under, this Agreement and to consummate the transactions contemplated by this Agreement;

     (iv) this Agreement been duly and validly executed and delivered by it, and constitutes a legal, valid and binding obligation of it enforceable against it in accordance with terms, subject to the fact that specific performance, injunctive relief and other equitable remedies are discretionary and may not be available where damages are considered an adequate remedy and enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction, moratorium, arrangement and other similar laws generally affecting the enforceability of creditors' rights and remedies generally and general principles of equity;

     (v) none of the execution and delivery of, or the observance and performance by it of any covenant or obligation under this Agreement and the consummation of the transactions contemplated by this
          Agreement:

          (A) conflicts with or results in a violation or breach of any of the terms, conditions or provisions of its constating documents;

          (B) conflicts with or results in a violation or breach of any term or provision of any applicable law, rule, regulation, or order applicable to it or to its assets and properties; or

          (C) conflicts with or results in a violation or breach of, constitutes (with or without notice or lapse of time or both) a default under, requires it to obtain any consent, approval or action of, make any filing with or give any notice to any person as a result or under the terms of, any agreement, instrument or other document or understanding ("a Contract") to which it is a party or by which its assets and properties are bound or affected; and

     (vi) no consent, approval or action of, filing with or notice to any governmental authority, regulatory authority, court or any similar entity or body is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement.

(b) Kumars represents and warrants to SimEx as follows, as at the date of this Agreement and at all times prior to the end of the Exercise Period, and acknowledges that SimEx is relying on such representations and warranties in connection with entering into this Agreement:

     (i) Kumars is the sole legal and beneficial owner of the Shares and will be the sole legal and beneficial owner of any additional Option Shares acquired by it, free and clear of all security interests, liens, adverse claims, options, rights or claims of others or any other encumbrances of any kind ("Encumbrances") (other than this Agreement) and upon the delivery of certificates evidencing the Option Shares to SimEx, duly endorsed in blank, SimEx shall acquire good and marketable legal and beneficial title to the Option Shares, free and clear of all Encumbrances; no other Person has an option, warrant, security or other right to purchase any of the Option Shares; there are no actions or proceedings pending or threatened with respect to any of the Option Shares, Kumars' ownership of the Option Shares or Kumars' right to sell the Option Shares, and there is no basis for any such action or proceeding; no person enjoys any right of first refusal, right of first opportunity, tag along/drag along right or similar right with respect to the Option Shares; and

     (ii) the Option Shares are not subject to any voting trust agreement or other Contract relating to the voting or transfer of the Option Shares, other than a voting agreement dated the date of this Agreement between Kumars and SimEx.

6.   CERTAIN ANTI-DILUTION ADJUSTMENTS.

     (a) If Iwerks shall (i) pay a dividend or make a distribution generally to all or substantially all holders of shares of its common stock in the form of additional shares of such common stock or options, warrants or other rights to acquire such shares, (ii) subdivide or split or reverse split or consolidate the outstanding shares of its common stock into a larger or smaller number of shares, or (iii) effect a recapitalization which shall reclassify the outstanding shares of its common stock into one or more classes of common stock, then the Exercise Price shall be equitably and proportionately adjusted immediately following the occurrence of any such event, and SimEx shall be given notice of the same by Kumars immediately upon receipt of notice thereof at SimEx's address in Iwerks' books and records. An adjustment made pursuant to this Section shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, split, combination or reclassification; PROVIDED, HOWEVER, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Exercise Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Exercise Price in effect shall be as adjusted pursuant to this Section as of the time of actual payment of such dividend or distribution.

     (b) If Iwerks shall distribute generally to all or substantially all holders of shares of Common Stock a cash dividend out of the ordinary course or payable otherwise than out of earnings or surplus legally available therefor under the laws of the State of Delaware, shares of its capital stock (other than Common Stock) or options, warrants or other rights to acquire such shares, or other securities of other persons, evidences of indebtedness issued by Iwerks or other persons, or assets (excluding cash dividends) then, forthwith upon such distribution, the Exercise Price shall be reduced by the amount of the cash dividend or the fair market value of the shares or other securities, evidences of indebtedness or assets so distributed applicable to one share of Common Stock (as determined in good faith by the Board of Directors of Iwerks).

     (c) No adjustment in the Exercise Price shall be required unless such adjustment would result in an increase or decrease of at least 1% of the Exercise Price; PROVIDED that any adjustments which by reason of this paragraph
(c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations shall be made to the nearest cent.

     (d) No adjustment in the Exercise Price need be made under paragraph (b) if Kumars transfers to SimEx the cash, shares, other securities, evidences of indebtedness or assets referred to in paragraph (b) which SimEx would have been entitled to receive had the Option been exercised prior to the happening of such event or the record date with respect thereto. In no event shall Kumars be required or obligated to make any such transfer otherwise than in its sole discretion. No adjustment need be made for a change in the par value of the Common Stock.

7. STOCK CERTIFICATES. Each certificate representing Option Shares owned by Kumars shall be held by SimEx, together with a stock power-of-attorney signed by Kumars relating to all Option Shares. If at the end of the Exercise Period, the Option has not been exercised for all Option Shares, SimEx shall deliver to Kumars the certificates representing such shares together with the power of attorney relating to the Option Shares.

8. NOTICES. All notices, requests, demands and other communications made under this Agreement shall be in writing and shall be deemed duly given when delivered personally or on the Business Day on which sent by facsimile as follows, or to such other address or person as a party may hereafter designate by notice to the other party:

                         If to SimEx:

                         511 King Street West, Suite 130
                         Toronto, Ontario  M5V 1K4
                         Facsimile:  (416) 597-0350
                         Attention:  President

                         with a copy to:

                         Torys
                         237 Park Avenue
                         New York, New York  10017
                         Facsimile: (212) 682-0200
                         Attention: Richard G. Willoughby, Esq.

                         If to Kumars:

                         S. Kumars (Investments) Ltd.
                         Centre Secretaries (C.I.) Limited,
                         P.O. Box 301, 40 Esplanade,
                         St. Helier, Jersey JE4 8UG C.i. Islands,
                         Facsimile:  44-124-357-4615
                         Attention: Richard Wardle, Director/Michelle Cramsie


9. AMENDMENTS. This Agreement shall not be changed orally, but only by an agreement in writing, signed by the parties hereto.

10. EFFECT OF HEADINGS. The Section headings used in this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of the provisions hereof.

11. NO WAIVER OF BREACH. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

12. SUCCESSORS. The provisions of this Agreement shall apply to and bind the successors heirs, executors, administrators, guardians and permitted assigns of the parties hereto.

13. ENTIRE AGREEMENT. This Agreement contains the entire agreement between the parties with respect to the matters set forth in this Agreement and are intended to be an integration of all prior negotiations and understandings with respect thereto.

14. GOVERNING LAW, CONSENT TO JURISDICTION. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties irrevocably and unconditionally submits to the exclusive jurisdiction of
(i) any Delaware State court and (ii) any Federal court of the United States of America sitting in the State of Delaware, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated by this Agreement (and each agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its affiliates except in such courts). Each of the parties further agrees that, to the fullest extent permitted by applicable law, service of any process, summons, notice or document by registered mail to such persons respective address set forth above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. Each of the parties irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated by this Agreement in (i) any Delaware State court or (ii) any Federal court of the United States of America sitting in the State of Delaware, or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

15. SEVERABILITY. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not be affected thereby. To the extent permitted by applicable law, each party waives any provision of law which renders any provision of this Agreement invalid, illegal or unenforceable in any respect.

16. FACSIMILE SIGNATURES AND COUNTERPARTS. This Agreement may be executed by facsimile signature and in two or more counterparts each of which shall be deemed an original hereof, but all of which, together, shall constitute a single agreement.

     IN WITNESS WHEREOF, the parties have executed this Agreement on and as of the date first set forth above.

                                           SIMEX, INC.


                                           By:  /S/ MICHAEL NEEDHAM
                                              --------------------------------
                                           Name:  Michael Needham
                                           Title: President

                                           S. KUMARS (INVESTMENTS) LIMITED


                                           By:   /S/
                                              --------------------------------
                                           Name:  CENTRE SECRETARIES
                                           Title: (C.I.) LIMITED SECRETARY

                                   EXHIBIT 7



                       ASSIGNMENT OF INTEREST IN DEBENTURE


     THIS ASSIGNMENT is made as of the 13th day of December, 2001,

B E T W E E N:

     S. KUMARS (INVESTMENTS) LIMITED, acting on behalf of S. Kumars International Inc., an S. Kumars group company, incorporated under the Companies Act No. 57 of 1984, as amended by the Mauritius Offshore Business Activities Act No. 18 of 1992 ("International")

     -and-

     SIMEX INC., a corporation incorporated under the laws of the Province of Ontario ("SimEx")

R E C I T A L S:

     WHEREAS, Iwerks Entertainment, Inc. ("Iwerks") issued a 8% Convertible Subordinated Debenture due October 19, 2005 for the principal amount of U.S. $300,000 (the "Debenture") to International; and

     WHEREAS, International has agreed to sell, and SimEx has agreed to purchase, on the terms and conditions set forth herein, a 50% interest in the Debenture on the date hereof and the remaining 50% interest in the Debenture on the effective date of the merger (the "Effective Date of the Merger") of SimEx Acquisition Co., a Delaware corporation and a wholly owned subsidiary of SimEx, with and into Iwerks pursuant to the Agreement and Plan of Merger dated August 31, 2001 between SimEx, SimEx Acquisition Co. and Iwerks.

     NOW THEREFORE in consideration of the mutual covenants contained in this Assignment and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

1.   ASSIGNMENT

     International hereby sells, transfers and assigns to SimEx a 50% interest in the Debenture, excluding all accrued and unpaid interest thereon to the date hereof (the "First 50% Interest") and all of International's right, title and interest in and to the First 50% Interest upon payment by SimEx to International of $150,000 on the date hereof.

     International hereby sells, transfers and assigns to SimEx the remaining 50% interest in the Debenture, excluding all accrued and unpaid interest thereon to the Effective Date of the Merger (the "Second 50% Interest") and all of International's right, title and interest in and to the Second 50% Interest upon payment by SimEx to International of $150,000 on the Effective Date of the Merger.

     After the date hereof, International hereby agrees that it will have no further rights or interest in the First 50% Interest other than its entitlement to receive all accrued and unpaid interest on the First 50% Interest to the date hereof. After the Effective Date of the Merger, International hereby agrees that it will have no further rights or interest in the Debenture other than its entitlement to receive all accrued and unpaid interest on the rights on Second 50% Interest to the Effective Date of the Merger.

2.   INTERNATIONAL'S REPRESENTATIONS AND WARRANTIES

     International represents and warrants to SimEx that at the date hereof:

     2.1. the Debenture is in full force and effect, unamended;

     2.2. International has not made any assignment of the Debenture or of any of the benefits thereof, other than as contemplated by this Assignment;

     2.3. neither Iwerks nor International is in breach of any of the terms and conditions of the Debenture; and

     2.4. Iwerks does not have any defence, set-off, claim or counterclaim against International which may be asserted against SimEx in any proceeding to enforce the Debenture or otherwise.

3.   NOTIFICATION BY IWERKS

     International hereby authorises SimEx to deliver to Iwerks a copy of this Assignment. International also hereby authorises Iwerks to treat SimEx as the Holder (as defined in the Debenture) and to make any and all payments when due under the Debenture to SimEx (i) in respect of the First 50% Interest as of and from the date hereof, other than accrued and unpaid interest on the First 50% Interest to the date hereof which payment shall be made to International, and
(ii) in respect of the Second 50% Interest as of and from the Effective Date of the Merger, other than accrued and unpaid interest on the Second 50% Interest to the Effective Date of the Merger which payment shall be made to International.

4.   CO-OPERATION BY INTERNATIONAL

     If, by operation of law or otherwise, it becomes necessary or desirable for SimEx, in order to effectively pursue any remedy to secure the enjoyment of, or to enforce the benefit of, the First 50% Interest or Second 50% Interest, to pursue such remedy in the name, or with the concurrence, of International, International shall cooperate with SimEx and shall facilitate the pursuit of such remedy by joining in such proceeding or by giving its concurrence, as SimEx may require in the circumstances. If International fails to cooperate, SimEx may pursue such remedy in the name of International and for such purpose International hereby appoints SimEx and SimEx's successors and assigns, as International's attorneys, with full power of substitution, in the name of International but on behalf of and for the benefit and at the expense of SimEx, its successors and assigns, to execute and do any deeds, transfers, conveyances, assignments, assurances and things which International ought to do pursuant to the provisions hereof. This appointment, coupled with an interest, is irrevocable by International and shall not be revoked by the insolvency or bankruptcy of International or by the dissolution, liquidation or other termination of the existence of International or for any other reason.

5.   FURTHER ASSURANCES

     Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Assignment and shall use its best efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Assignment.

6.  COUNTERPARTS

     This Assignment may be executed by facsimile in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

7.  GOVERNING LAW

     This Assignment shall be governed by and construed in accordance with the laws of the State of Delaware.

     IN WITNESS WHEREOF the parties hereto have executed this Assignment on the date first written above.

                                            S. KUMARS (INVESTMENTS) LIMITED


                                            By:   /S/
                                                -------------------------------
                                                Name:  CENTRE SECRETARIES
                                                Title: (C.I.) LIMITED SECRETARY



                                            SIMEX INC.


                                            By:   /S/ MICHAEL NEEDHAM
                                                -------------------------------
                                                Name:  MICHAEL NEEDHAM
                                                Title: PRESIDENT